UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 1999

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-5975

A. Full Title of Plan: Humana Retirement and Savings Plan

B. Name of Issuer of the Securities held Pursuant to the Plan and the Address of its Principal Executive Office:

Humana Inc.

500 West Main Street

Louisville, Kentucky 40202

I N D E X
Pages

Report of Independent Accountants	2

Financial Statements:

Statements of Net Assets Available for Benefits,
December 31, 1999 and 1998	3

Statements of Changes in Net Assets Available for Benefits
for the years ended December 31, 1999 and 1998	4

Notes to Financial Statements	5-15

Supplemental Schedules:

Schedule of Assets Held for Investment Purposes at End of Year,
December 31, 1999	16

Schedule of Reportable Transactions for the year ended
December 31, 1999	17

Signatures	18

Exhibit Index	19

Consent of Independent Accountants	20

Report of Independent Accountants

To the Retirement and Savings Plan Committee
Humana Inc.

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Humana Retirement and Savings Plan (the Plan) at December 31, 1999 and 1998 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year and of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

May 4, 2000, except for the information
in Note 4, as to which the date is
June 21, 2000

Humana Retirement and Savings Plan

Statements of Net Assets Available for Benefits

December 31, 1999 and 1998

	1999			1998
	Participant	Nonparticipant		Participant	Nonparticipant
ASSETS	Directed	Directed	Total	Directed	Directed	Total

Investments, at fair value:
Plan interest in Master Trust	$ 443,072,821	$ 30,469,324	$ 473,542,145	$ 416,335,057	$ 60,684,766	$ 477,019,823

Other assets allocated from Master Trust:
Cash	46,202		46,202	2,919,076		2,919,076
Due from brokers for securities sold				43,684		43,684
Receivable from participating employers for participant
withholdings and employers' contributions	18,170,257	523,776	18,694,033	15,021,728	895,375	15,917,103
Accrued interest and dividends	29,313		29,313	6,673,722		6,673,722

Total assets	461,318,593	30,993,100	492,311,693	440,993,267	61,580,141	502,573,408

LIABILITIES AND NET ASSETS
AVAILABLE FOR BENEFITS

Liabilities allocated from Master Trust:
Accrued expenses	161,601		161,601	433,772		433,772
Forfeited employers' contributions available to
reduce future employers' contributions	86,408	841,904	928,312	157,576	441,651	599,227

Total liabilities	248,009	841,904	1,089,913	591,348	441,651	1,032,999

Net assets available for benefits	$ 461,070,584	$ 30,151,196	$ 491,221,780	$ 440,401,919	$ 61,138,490	$ 501,540,409

Humana Retirement and Savings Plan

Statements of Changes in Net Assets Available for Benefits

for the years ended December 31, 1999 and 1998

	1999			1998
	Participant	Nonparticipant		Participant	Nonparticipant
	Directed	Directed	Total	Directed	Directed	Total
Additions:
Investment income:
Plan interest in Master Trust investment income:
Interest and dividend income	$ 8,742,479		$ 8,742,479	$ 9,498,903		$ 9,498,903
Net appreciation in fair value of investments	20,439,180		20,439,180	34,661,708		34,661,708

	29,181,659		29,181,659	44,160,611		44,160,611

Contributions:
Contributions allocated from Master Trust:
Participants	30,898,066		30,898,066	29,012,463		29,012,463
Employers	16,894,944	$ 9,514,732	26,409,676	16,042,025	$ 25,043,932	41,085,957
Forfeited employers' contributions	(571,263)	(1,861,845)	(2,433,108)	(229,360)	(880,334)	(1,109,694)
Transfer from ChoiceCare Plans				13,438,023		13,438,023
Transfer from PCA 401(k) Retirement Plan				17,348,163		17,348,163

Total additions	76,403,406	7,652,887	84,056,293	119,771,925	24,163,598	143,935,523

Deductions:
Deductions allocated from Master Trust:
Benefits paid to participants	54,808,714	4,540,695	59,349,409	79,483,111	15,440,246	94,923,357
Administrative expenses	933,178	(714)	932,464	758,826	(394)	758,432
Plan interest in Master Trust investment income:
Net depreciation in fair value of investments		34,093,049	34,093,049		4,800,467	4,800,467

Total deductions	55,741,892	38,633,030	94,374,922	80,241,937	20,240,319	100,482,256

Interfund transfers	7,151	(7,151)		10,914	(10,914)

Net increase (decrease)	20,668,665	(30,987,294)	(10,318,629)	39,540,902	3,912,365	43,453,267

Net assets available for benefits:
Beginning of year	440,401,919	61,138,490	501,540,409	400,861,017	57,226,125	458,087,142

End of year	$ 461,070,584	$ 30,151,196	$ 491,221,780	$ 440,401,919	$ 61,138,490	$ 501,540,409

Humana Retirement and Savings Plan

Notes to Financial Statements

1. Summary of Plan:

The Humana Retirement and Savings Plan (the Plan) is a qualified, trusteed plan established for the benefit of the employees of Humana Inc. and its subsidiaries (the Company) and is subject to the Employee Retirement Income Security Act of 1974 (ERISA). The Company is the sponsor of the Plan and is one of the nation's largest publicly traded health services companies that facilitates the delivery of health care services through a network of providers to its medical members.

a. Contributions: The Plan maintained two accounts, the Thrift Account and the Retirement Account, prior to January 1, 1994. No further contributions were accepted into the Thrift Account subsequent to December 31, 1993, as a new Pretax Savings Account was added to the Plan effective January 1, 1994.

Any employee of the Company who is employed with a sponsoring employer is eligible to participate in the Plan's Pretax Savings Account. A participant, through payroll deductions, may contribute not less than 1% nor more than 14% of the participant's annual compensation, not to exceed the Section 402(g) (of the Internal Revenue Code of 1986) limitation in effect for the calendar year, which was $10,000 for 1999. Effective after January  1, 1998 on the date the Company so elects, an automatic contribution in the amount of 3% of the participant's compensation shall be made beginning on the employee's date of hire, unless the employee elects not to participate in the Pretax Savings Account or elects a different percentage up to 6%. As of December 31, 1999, the Company had not elected to begin this automatic contribution. The Company's matching contribution is equal to 50% of the participant's contribution up to 6% of the participant's annual compensation for any participating employee who has completed at least one year of service with at least 1,000 hours of service. The Board of Directors of the Company, at its option, may increase this matching percentage up to 100%. All matching contributions are funded bi-weekly and shall be invested in the Humana Common Stock Fund.

After an employee completes two years of service with a sponsoring employer and has complied with certain other service requirements, the Company makes annual contributions to the Retirement Account of the Plan equal to 4% of each participating employee's qualifying compensation earned during the plan year, plus 4% of any compensation that exceeds the social security taxable wage base. Contribution amounts are computed as of the end of each plan year and are nonforfeitable.

On September 15, 1998 the Company announced a one time special $1,000 contribution to each eligible employee of the Company, tied to each associate's vesting, who was employed on September 15, 1998. The total employer cost for the special contribution was $15,403,000.

Humana Retirement and Savings Plan

Notes to Financial Statements, Continued

1. Summary of Plan, continued:

a. Contributions, continued: Contributions to the Plan by or on behalf of employees may be restricted in amount and as to timing so as to meet various requirements of the Internal Revenue Code (IRC) of 1986 as amended.

Each participant's account is credited with the participant's contributions and the Company's contributions and the allocations of plan earnings and charged with an allocation of administrative expenses. Allocations are based on participants' account balances.

Participants may allocate contributions to the Pretax Savings Account and the Company's contribution to the Retirement Account among various investment options in 1% increments. The Plan currently offers eight mutual funds and the Humana Common Stock Fund as investment options to participants. In the absence of such allocation, contributions are invested in the Interest Income Fund. In connection with a change in allocation of a participant's or the Company's future contributions among the nine investment options and a change in the investment of existing accounts (Transfers), the value of Transfers to or from the Humana Common Stock Fund will reflect the price or prices at which all shares are purchased, sold or transferred before, on or after the participant's election rather than transferring strictly based on the value at the closing price.

Employee contributions are nonforfeitable. Participants who withdraw from the Pretax Savings Account prior to being credited with four years of participation or five years of service with the Company are eligible to receive generally the value of employer contributions at the withdrawal date, exclusive of those made during the two years preceding withdrawal. Employer contributions become totally nonforfeitable after the participant is credited with four years of participation in the Plan or five years of service with the Company. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Employer contributions forfeited as a result of withdrawal following termination of employment will be available to reduce the amount of subsequent employer contributions to the Pretax Savings Account. If a former participant is re-employed prior to five consecutive one-year breaks in service and repays the amount of his/her distribution, then any forfeited employer contributions are restored to his/her account.

Humana Retirement and Savings Plan

Notes to Financial Statements, Continued

1. Summary of Plan, continued:

b. Withdrawals: The value of a participant's interest, including employer contributions, is generally payable upon the occurrence of one of the following events: (1) the participant's retirement after attaining age 55; (2) a determination by the Company upon competent medical or other evidence that, by reason of permanent and total disability, the participant is incapable of performing the duties of his/her work; or (3) the participant's death.

A participant may generally withdraw an amount from the Thrift Account equal to the value of the participant's account as of the valuation date following the date the withdrawal request is received by the Plan Administrator. In the event funds are needed because of extreme financial hardship, as defined by law, the participant may be allowed to make a withdrawal of his/her vested account balance. In addition, the Plan contains restrictions relating to minimum withdrawals and the frequency of withdrawals.

Benefits under the Plan are payable to withdrawing participants, including retirees, as follows:

a. A lump-sum distribution in cash or, in the event of a distribution from the Humana Common Stock Fund, partially or totally in Humana common stock, or

b. Monthly, quarterly or annual installments for a period of 5, 10, 15 or 20 years not to exceed the life expectancy of the participant, or the joint and last survivor expectancy of the participant and designated beneficiary, or

c. A life annuity paid monthly or quarterly, or

d. A life annuity with guaranteed payments for a period of 5, 10, 15 or 20 years.

The Plan permits the employee to roll over contributions from another qualified plan. An employee must make a written request to the Plan for a rollover contribution. These contributions must comply with certain requirements before the Plan will authorize the rollover contribution.

Participants may borrow from their fund accounts. The aggregate of the loans to a participant shall not exceed the lesser of $50,000 or 50% of the vested portion of his/her participant contribution accounts, voluntary contribution accounts, plus his/her employer Thrift and Pretax Savings Accounts to which he/she would be entitled to if he/she incurred a termination of employment. The minimum a participant may borrow is $500. Loan transactions are treated as a transfer to (from) the various investment funds from (to) the Participant Notes Fund. Loan terms range from one to four years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a reasonable rate in accordance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA, as determined by the Plan Administrator. Principal and interest are repaid ratably through payroll deductions.

Humana Retirement and Savings Plan

Notes to Financial Statements, Continued

2. Summary of Significant Accounting Policies:

a. Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting. Withdrawals by participants are recorded when paid. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

b. Valuation of Investments: The fair value of the Plan's interest in the Master Trust is based on the beginning of the year value of the Plan's interest in the trust plus actual contributions and allocated investment income (reported net of administrative expenses) less actual distributions. Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the mean between the last reported bid and asked prices. Securities for which no market quotation was readily available are valued at fair value as determined by National City Trust, the trustee. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The Company stock is valued at its quoted market price. Participant notes receivable and investments in money market funds are valued at cost which approximates fair value.

Traditional and synthetic guarateed investment contracts (GICs) with banks and insurance companies are fully benefit responsive and are carried at contract value, which represents contributions, plus interest earned at specified rates, less withdrawals and administrative expenses. The collateralized mortgage obligations, bonds and asset backed securities are recorded at fair value. These securities are not listed on a national securities exchange. The fair values represent the mean of bid and asked prices obtained from certified investment brokers.

The Plan presents in the accompanying statements of changes in net assets available for benefits the net appreciation or depreciation in fair value of investments which consists of both realized gains or losses and unrealized appreciation or depreciation.

c. Management Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting periods. Actual results could differ from those estimates.

Humana Retirement and Savings Plan

Notes to Financial Statements, Continued

2. Summary of Significant Accounting Policies, continued:

d. Reclassification: The accompanying financial statements for 1998 have been revised to conform with certain reclassifications in 1999. These reclassifications had no effect on net assets available for benefits or changes in net assets available for benefits as previously reported.

3. Merger:

On September 1, 1998, the assets of ChoiceCare Corporation's, a wholly-owned subsidiary of Humana Inc., ChoiceCare Savings Plan and ChoiceCare Money Purchase Pension Plan were merged with the Plan. The market value of the assets transferred was as follows:
ChoiceCare Savings Plan	$ 8,318,019
ChoiceCare Money Purchase Pension Plan	5,120,004

$ 13,438,023

On September 1, 1998, the assets of Physician Corporation of America's, a then wholly-owned subsidiary of Humana Inc., PCA 401(k) Retirement Plan were merged with the Plan. The market value of the assets transferred was $17,348,163.

4. Investments:

Effective January 1, 1998, the Plan's investment assets are held in the Humana Retirement and Savings Master Trust (Master Trust) by a custodian trust company. Earnings of the Master Trust are allocated between the Plan and the Humana Puerto Rico 1165(e) Retirement Plan based on each plan's investment balance to the total Master Trust investment balance. Earnings are further allocated to the respective participants based on each participant's respective asset total to total plan assets.

The following table presents the fair value/contract value of investments at December 31, 1999 and 1998. Investments that represent 5% or more of the Plan's net assets have been separately identified.
	1999	1998
	Fair Value/	Fair Value/
	Contract Value	Contract Value
Investments, at fair value:
Plan interest in Master Trust	$473,542,145	$477,019,823

During 1999 and 1998, the Plan's investments, including investments bought, sold, and held during the year, appreciated (depreciated) in value $(13,653,869) and $29,861,241, respectively.

As of December 31, 1999 and 1998, the Plan's interest in the Master Trust was 99.74% and 99.77%, respectively. Investment income, administrative expenses and realized gains or losses related to the Master Trust are allocated monthly to the individual plans based upon the beginning monthly balances invested by each plan.

Humana Retirement and Savings Plan

Notes to Financial Statements, Continued

4. Investments, continued:

The Plan enters into arrangements known as synthetic GICs which are investment contracts that simulate the performance of traditional GICs through the use of financial instruments. The assets are held in trust for the Plan by the issuer of the investment contract. The Plan then enters into a benefit responsive "wrapper" contract with a third-party such as a financial institution or an insurance company which guarantees the Plan a specific value and rate of return for the assets held in trust. The underlying financial instrument held in trust and the wrapper contract are presented together in the financial statements at contract value. The wrapper contract is valued at the difference between the fair value of the trust assets and the contract value attributable by the wrapper to such assets and is $1,694,942.

The fair value of the investments carried at contract value in the Master Trust at December 31, 1999 and 1998 was $84,979,712 and $85,386,082, respectively. The average yield and crediting interest rate approximated 6.1% and 6.7% for 1999 and 1998, respectively.

The per share closing price of the Company's common stock was $8.188 and $17.813 on December 31, 1999 and 1998, respectively. On May 4, 2000 and June 21, 2000, the per share closing price of the Company's common stock was $6.625 and $4.9375, respectively.

Humana Retirement and Savings Plan

Notes to Financial Statements, Continued

4. Investments, continued:

The fair value of net assets available for benefits of the Master Trust as of December 31, 1999 and 1998 is described in the following table:
ASSETS	1999	1998

Investments, at fair value:
Common stocks:
Humana Inc. Common Stock	$ 55,132,473	$105,495,230
Mutual funds:
State Street Flagship Domestic Index Fund	100,910,657	86,633,614
Pimco Funds	2,906,154	3,050,622
Invesco Value Trustee Fund	28,347,797	30,449,405
IDS New Dimensions Fund	15,737,850	8,702,265
Harbor International Fund	29,645,520	25,409,546
Blackrock Fund	33,025,853	38,262,087
Fidelity Contrafund	109,773,100	84,561,632

	375,479,404	382,564,401
Obligations due within one year:
Armada Money Market Fund	2,807,680	3,059,358

Investment contracts - banks:
Bank of America	3,561,917
Bankers Trust Co.	6,245,734	6,696,023
Caisse Des Depots (CDC)	6,821,756	8,688,302
State Street Bank & Trust	3,243,825
UBS AG	12,153,012

	32,026,244	15,384,325

Participant notes receivable:
Various	9,674,664	8,850,022

	419,987,992	409,858,106

Humana Retirement and Savings Plan

Notes to Financial Statements, Continued

4. Investments, continued:
ASSETS	1999	1998

Investments, at contract value:
Investments contracts - insurance companies:
Allstate Life Insurance Co.	$ 3,826,207	$ 3,578,570
Allstate Life Insurance Co.	4,990,160	4,719,627
Continental Assurance Co.		3,056,333
Continental Assurance Co. Synthetic GIC	11,039,562	1,196,714
Jackson National Life GIC		3,365,280
Jackson National Life, Synthetic GIC		14,250,356
John Hancock Mutual Life	5,048,866	4,788,718
Lincoln National Life Insurance Co.		1,000,445
Metropolitan Life Insurance Co. Group Annuity	777,009	777,009
Metropolitan Life Insurance Co. Group Annuity	2,051,136	2,051,817
Monumental Life Insurance Co.	2,303,510	2,146,829
Monumental Life Insurance Co., Synthetic GIC	15,783,855	15,859,549
New York Life Insurance Co., Group Annuity	555,945	3,163,192
New York Life Insurance Co., Group Annuity	1,518,233	3,036,565
Prudential Insurance Co.	4,143,001	2,085,499
TransAmerica Accidental Life Insurance Co.	2,121,452	2,121,043
United of Omaha Life Insurance Co.	504,564	1,007,078
Various		5

	54,663,500	68,204,629

Total investments	474,651,492	478,062,735

Cash	46,202	2,919,076
Due from brokers for securities sold		43,684
Receivable from participating employers for participant
withholdings and employers' contributions	18,888,324	16,056,246
Accrued interest and dividends	29,538	6,678,068

Total assets	493,615,556	503,759,809

LIABILITIES AND NET ASSETS
AVAILABLE FOR BENEFITS

Accrued expenses	161,772	433,908
Forfeited employers' contributions available to reduce future
employers' contributions	928,312	602,322

Total liabilities	1,090,084	1,036,230

Net assets available for benefits	$492,525,472	$502,723,579

Humana Retirement and Savings Plan

Notes to Financial Statements, Continued

4. Investments, continued:

The changes in net assets available for benefits of the Master Trust for the year ended December  31, 1999 and 1998 are as follows:
	1999	1998

Additions:
Investment income:
Net appreciation in fair value of investments		$ 29,880,366
Interest	$ 6,618,718	6,937,734
Dividends	2,142,796	2,562,800

	8,761,514	39,380,900
Transfer from participating plans for contributions:
Participants	31,162,863	29,231,431
Employers	26,700,388	41,693,083
Forfeited employers' contributions	(2,485,816)	(1,111,623)
Transfer from ChoiceCare Plans		13,438,023
Transfer from Merrill Lynch Trust		345,082
Transfer from PCA 401(k) Retirement Plan		17,348,163

Total additions	64,138,949	140,325,059

Deductions:
Transfer to participating plans for benefit payments	59,469,206	94,929,814
Administrative expenses	933,402	758,808
Net depreciation in fair value of investments	13,934,448

Total deductions	74,337,056	95,688,622

Net increase (decrease)	(10,198,107)	44,636,437

Net assets available for benefits:
Beginning of year	502,723,579	458,087,142

End of year	$492,525,472	$502,723,579

Humana Retirement and Savings Plan

Notes to Financial Statements, Continued

5. Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for benefits per the accompanying financial statements to the Form 5500:
	December 31,
	1999	1998

Net assets available for benefits per the
financial statements	$491,221,780	$501,540,409
Amount allocated to withdrawing participants	(789,986)	(3,599,673)

Net assets available for benefits per the Form 5500	$490,431,794	$497,940,736

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:
	For the Year Ended December 31,
	1999	1998

Benefits paid to participants per the financial statements	$ 59,349,409	$ 94,923,357
Add: Amounts allocated to withdrawing
participants at end of year	789,986	3,599,673
Less: Amounts allocated to withdrawing
participants at beginning of year	(3,599,673)	(6,967,433)

Benefits paid to participants per the Form 5500	$ 56,539,722	$ 91,555,597

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

6. Income Tax Status:

The Internal Revenue Service (IRS) has determined, and informed the Company by a letter dated December 15, 1999, that the Plan and related Master Trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter; however, the Plan Administrator and the Plan's Tax Counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Humana Retirement and Savings Plan

Notes to Financial Statements, Continued

7. Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, the interest of each participant would continue to be nonforfeitable and would be distributed as determined by the Company.

8. Related Party Transactions:

Administrative expenses of the Plan are paid by the Plan and allocated to the participants' accounts.

Humana Retirement and Savings Plan

Plan #002 EIN #61-0647538

Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes at End of Year

December 31, 1999
	Description of Investment Including	Fair Value/
	Maturity Date, Rate of Interest,	Contract
Issuer	Collateral, Par or Maturity Value	Value

Investments, at fair value:
Plan interest in Master Trust	Various	$473,542,145

Humana Retirement and Savings Plan

Plan #002 EIN #61-0647538

Schedule H, Line 4j - Schedule of Reportable Transactions

for the year ended December 31, 1999

Current Value
					Expense		of Asset on
		Purchase	Selling	Lease	Incurred With	Cost of	Transaction	Net
Identity of Party Involved	Description of Asset	Price	Price	Rental	Transaction	Asset	Date	Gain (Loss)

No reportable transactions.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Humana Retirement and Savings Plan has duly caused this report to be signed by the undersigned thereunto duly authorized.

HUMANA RETIREMENT AND SAVINGS PLAN

BY:

_____________________
James E. Murray
Chief Operating Officer - Health Plan Division and
Chief Financial Officer

June 23, 2000